FOR IMMEDIATE RELEASE
Jones Apparel Group, Inc.

Contacts:	Wesley R. Card, Chief Financial Officer Anita Britt, Senior Vice President, Finance and Investor Relations (215) 785-4000

JONES APPAREL GROUP, INC. ANNOUNCES REVISED EXPECTATIONS
FOR FISCAL YEAR 2001 AND 2002 REVENUES AND EARNINGS

NEW YORK, NEW YORK -- October 11, 2001 -- Jones Apparel Group, Inc. (NYSE: JNY) today announced revisions to previous expectations for revenues and earnings for its fiscal years ended December 31, 2001 and 2002.

Sidney Kimmel, Chairman, explained, "The tragedy that befell our country on September 11th has had a profound impact on our nation, and Jones Apparel Group and its employees share in the grief of all Americans. The after shocks of the tragedy have clearly affected the macroeconomic conditions underlying the American business climate. We believe that many consumers have become significantly more economically cautious given many unknown factors, including the length and depth of a recession, the magnitude and duration of offensive measures taken by the United States to defend the country, and decreasing job security driven by numerous corporate staffing reductions, all of which may continue to have a profound impact on spending in the fourth quarter of 2001 and well into 2002."

Mr. Kimmel continued, "Given the difficult economic backdrop, we are revising our expectations for the 2nd half of 2001 and for the full year 2002. This guidance incorporates the heavily promotional environment anticipated for the remainder of this year and the additional price concessions that the Company will provide to its customers to drive inventory through the retail channel, and the slowdown in consumer traffic that the Company has experienced in its own retail stores. We now expect revenues for the full year 2001 of just over $4 billion and earnings per share in a range of $2.22 to $2.30 (excluding a non-cash after-tax charge of $4.7 million or $.08 related to a purchase accounting adjustment to bring the McNaughton Apparel Group and Judith Jack inventories to fair market value). These earnings also exclude a non-recurring pre-tax charge in a range of $80 to $90 million or $.37 to $.42 per share after tax benefits. This charge reflects the write-down to net realizable value of goods that the Company owns or is committed for and will need to dispose of through off-price channels, and an incremental provision for markdowns, which the Company will need to provide to its customers. We anticipate our third quarter earnings per share in a range of $.80 to $.84 before the charge and our fourth quarter earnings per share in a range of $.20 to $.24. Our full year guidance for 2001, adjusted for proforma comparability to 2002 for adoption of SFAS No. 142 effective January 1, 2002, which excludes amortization of goodwill and certain intangibles, or approximately $.30 per share, would be $2.52 to $2.60. We also remain cautious in our outlook for 2002 given the factors outlined earlier. We anticipate full year 2002 revenues in a range of $4.1 to $4.2 billion, with earnings per share of approximately $2.50."

Mr. Kimmel added, "Despite these revisions to our earnings estimates, we are confident that our continued focus on sound inventory management and maintaining a strong balance sheet should allow us to achieve our free cash flow target of $350 million for 2001, and we believe that we can achieve a comparable level of free cash flow for 2002. We also remain confident that we can achieve our previous debt to total capitalization ratio target of 38% to 40% at year end 2001. By maintaining a prudent fiscal posture, we believe that we will be among the strongest companies within the industry to capitalize on a future economic turnaround."

Mr. Kimmel further explained, "Our brands and products hold commanding positions in numerous markets, and provide investment dressing to multiple groups of consumers across various shopping channels. This quality to value relationship remains the primary focus of the Jones Apparel management team. In addition, the fiscal controls, which are inherent in our infrastructure, continue to benefit us during this period of economic uncertainty. By managing the delicate balance between product and fiscal prudence and combining it with our industry leadership, we believe that we can take advantage of market opportunities as the economy strengthens."

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Jones Apparel Group, Inc. (www.jny.com) is a leading designer and marketer of branded apparel, footwear and accessories. The Company's nationally recognized brands include: Jones New York; Lauren by Ralph Lauren, Ralph by Ralph Lauren, and Polo Jeans Company, which are licensed from Polo Ralph Lauren Corporation; Evan-Picone, Rena Rowan, Norton McNaughton, Erika, Energie, Currants, Jamie Scott, Todd Oldham, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier and Judith Jack. The Company also markets costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Corporation and the Givenchy brand licensed from Givenchy Corporation. Celebrating more than 30 years of service, the Company has built a reputation for excellence in product quality and value, and in operational execution.

Certain statements herein are "forward-looking statements'' made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements represent the Company's expectations or beliefs concerning future events that involve risks and uncertainties, including the strength of the economy and the overall level of consumer spending, the performance of the Company's products within the prevailing retail environment, and other factors which are set forth in the Company's 2000 Form 10-K and in all filings with the SEC made by the Company subsequent to the filing of the Form 10-K. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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